June 30, 2023

Via EDGAR

Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:    Charles Eastman
Claire Erlanger

Re:    SUNPOWER CORP
Form 10-Q for the period ended April 2, 2023
Form 8-K furnished on May 3, 2023
File No. 1-34166

Ladies and Gentlemen,

SunPower Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 26, 2023 (the “Comment Letter”) in respect of (i) the Company’s Quarterly Report on Form 10-Q for the period ended April 2, 2023 submitted on May 3, 2023, and (ii) Exhibit 99.1 of the Company’s Form 8-K for the quarter ended April 2, 2023 submitted on May 3, 2023.

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

Form 10-Q for the period ended April 2, 2023
Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40
1. We note your response to our prior comment 1 that you will respond by June 30, 2023. We will evaluate your response when provided.

Response: We respectfully acknowledge the Staff’s comment. In our response letter dated June 15, 2023, we requested additional time to respond to this comment, and noted that we anticipated responding on or before June 30, 2023. We respectfully request an extension to respond no later than July 17, 2023 in order to gather certain necessary information from TotalEnergies.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 30, 2023

Form 8-K furnished May 3, 2023
Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14

2. We note your response to our comment number 2. In future filings, please revise to remove the adjustments for general operating results of business divestitures that did not meet the criteria for discontinued operations, such as the Hillsboro facility. As noted in our prior comment, excluding normal operating costs related to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, would represent individually tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Additionally, the true-up to warranty claims appears to be a continuing obligation of the company, and to the extent it is recorded in cost of sales, appears to represent normal cash operating expenses which should not be adjusted from these Non-GAAP measures. Please revise your Non-GAAP measures in future filings.

Response: We respectfully acknowledge the Staff’s comment and request an extension to respond no later than July 17, 2023.

* * * * * * *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (510-540-0550).

Very truly yours,

/s/ ELIZABETH EBY
Elizabeth Eby
Executive Vice President, Chief Financial Officer

cc:	Evan Kass, Partner, Ernst & Young LLP
Raquel Fox, Partner, Skadden, Arps, Slate, Meagher & Flom LLP